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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2007


                           PETROCHINA COMPANY LIMITED

                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  X  Form 40-F


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes      No  X


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     )


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's operation results for the first quarter of 2007.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

     o the Registrant's plan to respond actively to the changes in the domestic and overseas market;

     o    the Registrant's plan to enhance its operational efficiency; and

     o    the Registrant's other future plans and prospects.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     o    fluctuations in crude oil and natural gas prices;

     o    failure to achieve continued exploration success;

     o    failure or delay in achieving production from development projects;

     o failure to complete the proposed acquisition of certain overseas assets as planned;

     o    change in demand for competing fuels in the target market;

     o    continued availability of capital and financing;

     o    general economic, market and business conditions;

     o changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     o    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.


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                            (PETROCHINA COMPANY LOGO)

                    PETROCHINA MAINTAINS STABLE OPERATION FOR

                     KEY BUSINESSES IN FIRST QUARTER OF 2007

16 April 2007, placeCityBeijing - PetroChina Company Limited ("PetroChina" or the "Company," SEHK stock code 0857; NYSE symbol PTR) achieved good progress in executing its full-year plan during the first quarter of 2007. In the first three months of the year, the Company's operations proceeded as planned and it achieved steady development in its production and operation with satisfaction.

Leveraging its intensive and improved production management as well as its enhanced technology, PetroChina maintained its stable crude oil production and continued its rapid growth in natural gas output during the first quarter of 2007. The Company's domestic and overseas exploration and production business segment recorded oil and gas output of 277 million barrels of oil equivalent, representing an increase of 9.9 million barrels of oil equivalent, or 3.7 percent, from the same period last year. Crude oil output



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reached 209 million barrels, representing an increase of 1.5 million barrels from a year earlier. Output of marketable natural gas reached 410.6 billion cubic feet, representing an increase of 50.4 billion cubic feet, or 14 percent, from the same period in 2006.

In the first quarter of 2007, due to the impact of severe tides and snow storms in placePlaceNameBohai PlaceTypeBay area, part of the oil and gas wells in Liaohe, Dagang and Jidong oilfields were shut down. The Company prevailed over the impact of natural disaster by adopting a series of effective measures to restore production and to minimize damages. The effective recovery plan secured the Company's crude oil production plan. In the same quarter, riding on strong market demand for natural gas in winter, the Company achieved a significant growth in natural gas output through putting more production capacity into operation with optimized operation management.

The Company set another record high for the volume of crude oil processed during the first quarter of 2007 by allocating resources effectively, facilitating railway and water transportation, and optimizing the coordination among production, transportation, marketing, and storage operations. The Company processed 202 million barrels of crude oil, representing a rise of 5.2 million barrels, or 2.6 percent, from the corresponding period in 2006. The



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Company produced 11.575 million tons of diesel in the first quarter of 2007, representing a rise of 0.5 million tons, or 4.5 percent, from the same period in 2006. The Company produced 5.385 million tons of gasoline in the first quarter of 2007, representing a decline of 0.299 million tons, or 5.3 percent, from a year earlier.

Emphasizing safety and stable operation, the Company's chemicals business segment enhanced its output level during the first quarter of 2007. Smooth coordination of production and transportation, optimized product structure, and proactively response to market changes helped the Company to realize remarkable key product output in excess of pre-set targets with moderate growth from the same period in 2006. PetroChina produced 649 thousand tons of ethylene, representing a rise of 169 thousand tons, or 35.2 percent, from the same period of last year. The Company produced 1.01 million tons of synthetic resin, representing an increase of 256 thousand tons, or 33.9 percent, from the same period last year. The output of synthetic fibre raw materials and polymer reached 332 thousand tons, representing an increase of 9.9 percent, from the same period of last year.

PetroChina made further progress in its major pipeline projects in the first quarter of this year. Following the completion of connecting the West-East Gas Pipeline with the Second Shaanxi-Beijing Gas



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Pipeline and the Zhongxian-Wuhan Pipeline respectively, the construction of
Lanzhou-Yinchuan Pipeline, which links West-East Gas Pipeline and the Seninglan Gas Pipeline, continued making steady progress. The Lanzhou-Yinchuan Pipeline, with a length of 402 kilometers, connecting Lanzhou of Gansu Province and Yongning of Ningxia Hui Autonomous Region, commenced its construction in November 2006. Upon the completion of the Lanzhou-Yinchuan Pipeline, it will further enhance the safety and reliability of the natural gas supply in the CityXining, CityLanzhou and placeCityYinchuan regions.

Looking forward, the Company will proceed with its business plans laid down early this year. Responding actively to the changes in the domestic and overseas market, the Company will continue to conduct its production and operation in a smooth and careful manner and enhance its operational efficiency under prudent management with an aim to ensure the Company's sustainable growth in the long term.

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Additional information on PetroChina is available at the Company's website:
http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010                     Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam
Tel: (852) 2894 6204 / 9277 7672         Fax: (852) 2576 1990
Email: helen.lam@hillandknowlton.com.hk



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PetroChina Company Limited

Dated: April 17, 2007                       By:    /s/ Li Huaiqi
                                                   -------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary